Filed by Quovadx, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: CareScience, Inc.
Commission File No. 000-30859

CONTACT Larry Thede, VP — Investor Relations Quovadx, Inc. (800) 723-3033 x346	Robb Tretter, Esq., General Counsel CareScience, Inc. (215) 387-9401

QUOVADX AND CARESCIENCE ANNOUNCE COMMENCEMENT OF
EXCHANGE OFFER

ENGLEWOOD, CO, and PHILADELPHIA, PA, August 21, 2003 — Quovadx, Inc. (Nasdaq: QVDX), a global platform software and vertical solutions company, and CareScience, Inc., (Nasdaq: CARE), one of the nation’s leading healthcare management companies, today announced that Quovadx, through a wholly owned subsidiary, has commenced its previously announced exchange offer for shares of CareScience common stock.

The CareScience board of directors has unanimously voted to recommend that CareScience shareholders accept the offer, in which Quovadx will exchange $1.40 in cash and 0.1818 shares of Quovadx common stock for each outstanding share of CareScience common stock that is validly tendered and not properly withdrawn.

The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on September 18, 2003, but may be extended by Quovadx as further described in the prospectus. A prospectus describing the exchange offer, a letter of transmittal to be used by shareholders to tender their CareScience common stock into the exchange offer, and related documents, are being mailed to shareholders of CareScience.

The offer is subject to a number of conditions as described in the prospectus. Quovadx has appointed StockTrans, Inc. to act as exchange agent.

Quovadx has filed with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. CareScience has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx is mailing a Prospectus and related offer materials to stockholders of CareScience, and CareScience is mailing a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Quovadx’s website at www.quovadx.com. Documents filed by CareScience with the SEC may be obtained without charge at the SEC’s website and at CareScience’s website at www.carescience.com.

In addition to the Registration Statement on S-4, Schedule TO, Prospectus/Offer to Exchange and Schedule 14D-9, Quovadx and CareScience file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quovadx or CareScience at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission’s other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Quovadx and CareScience filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the commission at www.sec.gov.

About Quovadx, Inc.

Quovadx (Nasdaq: QVDX) is a global software company, based in Englewood, CO, that helps organizations redevelop, extend and integrate customizable applications with the flexibility of open standards. The company’s products and services have been proven to optimize business processes and deliver lasting customer value to over 3500 organizations around the world. At the center of the QUOVADX™ approach are Adaptive Frameworks, which are flexible, packaged application solutions. Adaptive Frameworks support rapid customization to meet specific client and industry requirements that are challenged by restricted budgets and zero tolerance for error. These industries include healthcare, life sciences, media and entertainment, financial services, manufacturing and government. With more than 450 employees, Quovadx operates internationally with locations in nine major U.S. metropolitan cities and one in the United Kingdom. For more information, please visit http://www.quovadx.com.

About CareScience, Inc.

CareScience, Inc. (Nasdaq: CARE) is one of the nation’s leading providers of care management services to hospitals, health systems, and pharmaceutical and biotechnology companies. A company that specializes in clinical knowledge, CareScience supplies the people and technology to ensure quality care is delivered throughout the healthcare system. CareScience works with its customers to build organizational support for change, address challenges to improve clinical performance, and expand the role of care management. For the pharmaceutical industry, CareScience provides expertise to help pharmaceutical and biotechnology companies develop drugs that improve patient outcomes in the real world of care delivery. CareScience is headquartered in Philadelphia. For more information, please visit www.carescience.com.

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QUOVADX is a trademark of Quovadx, Inc., and CareScience is a trademark of CareScience, Inc. All other company and product names mentioned may be trademarks of the companies with which they are associated.

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